OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 16th day of February, 2010.
Signature: AIM Variable Insurance Funds on behalf of

AIM V.I. Basic Balanced Fund	Invesco V.I. Dividend Growth Fund
AIM V.I. Basic Value Fund	Invesco V.I. Global Dividend Growth Fund
AIM V.I. Capital Appreciation Fund	Invesco V.I. High Yield Fund
AIM V.I. Capital Development Fund	Invesco V.I. Income Builder Fund
AIM V.I. Core Equity Fund	Invesco V.I. S&P 500 Index Fund
AIM V.I. Diversified Income Fund	Invesco V.I. Select Dimensions Balanced Fund
AIM V.I. Dynamics Fund	Invesco V.I. Select Dimensions Dividend Growth Fund
AIM V.I. Financial Services Fund	Invesco V.I. Select Dimensions Equally-Weighted S&P 500 Fund
AIM V.I. Global Health Care Fund	Invesco Van Kampen V.I. Capital Growth Fund
AIM V.I. Global Multi-Asset Fund	Invesco Van Kampen V.I. Comstock Fund
AIM V.I. Global Real Estate Fund	Invesco Van Kampen V.I. Equity and Income Fund
AIM V.I. Government Securities Fund	Invesco Van Kampen V.I. Global Tactical Asset Allocation Fund
AIM V.I. High Yield Fund	Invesco Van Kampen V.I. Global Value Equity Fund
AIM V.I. International Growth Fund	Invesco Van Kampen V.I. Government Fund
AIM V.I. Large Cap Growth Fund	Invesco Van Kampen V.I. Growth and Income Fund
AIM V.I. Leisure Fund	Invesco Van Kampen V.I. High Yield Fund
AIM V.I. Mid Cap Core Equity Fund	Invesco Van Kampen V.I. International Growth Equity Fund
AIM V.I. Money Market Fund	Invesco Van Kampen V.I. Mid Cap Growth Fund
AIM V.I. Small Cap Equity Fund	Invesco Van Kampen V.I. Mid Cap Value Fund
AIM V.I. Technology Fund	Invesco Van Kampen V.I. Value Fund
AIM V.I. Utilities Fund

By:	/s/ John M. Zerr
(John M. Zerr)

Senior Vice President (Title)

Attest:	/s/ Melanie Ringold

(Melanie Ringold)

Assistant Secretary (Title)

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